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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

 [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934


      For the fiscal year ended December 31, 2001
                                -----------------

      OR

 [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

       For the transition period from               to
                                      -------------    -----------


Commission file number 333-46136
                       ---------

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Greif Bros. Riverville Mill Employees Retirement Savings Plan and Trust

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Greif Bros. Corporation
                                 425 Winter Road
                              Delaware, Ohio 43015

                            Exhibit Index on Page 12.



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

                              REQUIRED INFORMATION

          The following financial statements and supplemental schedules for the Greif Bros. Riverville Mill Employees Retirement Savings Plan and Trust are being filed herewith:

Description                                                           Page No.
------------------                                                    --------
Financial Statements and Supplemental Schedule:
----------------------------------------------
December 31, 2001 and 2000 and the year ended December 31, 2001
---------------------------------------------------------------

     Report of Independent Auditors                                   Page 3

Financial Statements:

     Statements of Net Assets Available for Benefits                  Page 4

     Statement of Changes in Net Assets Available for Benefits        Page 5

     Notes to Financial Statements                                    Pages 6
                                                                      through 9

Supplemental Schedule:

     Schedule of Assets Held for Investment Purposes                  Page 10


          The following exhibit is being filed herewith:

Exhibit No.        Description                                     Page No.
-----------        -----------                                     --------
     1        Consent of Ernst & Young LLP                         Page 13

                         Report of Independent Auditors

To the Participants and Administrator of the Greif Bros. Riverville Mill
       Employees Retirement Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Greif Bros. Riverville Mill Employees Retirement Savings Plan and Trust (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                /s/ ERNST & YOUNG

March 28, 2002

                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust

                 Statements of Net Assets Available for Benefits

                                                                    December 31
                                                                2001           2000
                                                          ------------------------------
Assets
 Investments, at fair value including $67,284 of
   Greif Bros. Corporation common stock (Note 3):          $  12,676,659   $  13,313,383

Liabilities
 Due to broker for securities purchased                            3,787           2,195
                                                          ------------------------------
Net assets available for benefits                          $  12,672,872   $  13,311,188
                                                          ==============================

See accompanying notes.

                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

Additions:
  Contributions from participants                                 $   996,631
  Investment income:
     Net depreciation in the fair value of investments (Note 3)    (1,663,399)
     Interest and dividends                                           300,209
                                                                  -----------
                                                                     (366,559)

Deductions:
  Benefits paid to participants                                      (271,757)
                                                                  -----------
Decrease in net assets available for benefits                        (638,316)

Net assets available for benefits:
  Beginning of year                                                13,311,188
                                                                  -----------

  End of year                                                     $12,672,872
                                                                  ===========

See accompanying notes.

                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust

                          Notes to Financial Statements

                                December 31, 2001

1. Description of the Plan

The following brief description of the Greif Bros. Riverville Mill (the Company) Employees Retirement Savings Plan and Trust (the "Plan") provides only general information. Participants should refer to the Summary Plan Description document for more complete information.

General

The Plan is a contributory defined contribution plan covering all employees of the Company who are not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 20% of their annual compensation as defined in the Plan, limited to the maximum allowable under the Internal Revenue Code. Upon enrollment, a participant may direct their contributions in 5% increments to any to the Plan's fund options. Participants may change their investment options at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Plan earnings. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% above prime at the time of the loan. Principal and interest is paid ratably through quarterly payroll deductions.

                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust

                          Notes to Financial Statements

                                December 31, 2001

1. Description of the Plan (continued)

Vesting

Participants have full and immediate vesting in their contributions and related income credited to their accounts.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), or the attainment of age 59 1/2. Distributions may also be made to a named beneficiary in the event of the participant's death. Distributions are made in lump sum.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue and terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, any expenses involved will be paid by the Company. The final amounts accumulated in the participant's accounts will be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments

The Plan's investments are stated at fair value. Investments are valued at quoted market prices which represent the net asset values of units held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust

                          Notes to Financial Statements

                                December 31, 2001

2. Significant Accounting Policies (continued)

Administrative Expenses

All administrative expenses of the Plan are paid by Greif Bros. Corporation (the "Sponsor").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2001, the Plan's investments (including investments bought, sold, exchanged, as well as held during the year) depreciated in fair value as follows:

                                                    Net Realized and
                                                       Unrealized
                                                      Appreciation
                                                   (Depreciation) in
                                                   the Fair Value of
                                                      Investments
                                                 --------------------

Common Stock                                          $    12,788
Mutual/Common/Collective Funds                         (1,676,187)
                                                 --------------------
                                                      $(1,663,399)
                                                 ====================

                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust

                          Notes to Financial Statements

                                December 31, 2001

3. Investments (continued)

Investments representing 5% or more of the fair value of net assets available for benefits are as follows:

                                                          December 31
                                                       2001          2000
                                                   -------------------------

Victory Stock Index Fund                            $1,233,075    $1,468,799
Victory Lifechoice Moderate Investor Fund              725,019       791,586
AIM Value Fund                                       2,148,052     2,145,761
Franklin Small Cap Growth Fund                       1,435,158     1,777,930
Janus Twenty Fund Inc.                               1,202,869     2,347,227
Janus Overseas Fund                                          *       799,164
PIMCO Total Return Fund                              1,006,686             *
Victory DCS Magic Fund                               3,857,307     3,081,736

* The fair value of these investments did not represent 5% or more of the Plan's net assets as of the specified date.

4. Transactions with Parties-In-Interest

As of December 31, 2001 and 2000, the Plan owned 2,042 and 758 shares, respectively, of Greif Bros. Corporation's common stock. Dividends received from the Greif Bros. Corporation were $709 for the year ended December 31, 2001.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 25, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been subsequently amended and restated. The Plan Administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust
                           EIN 31-4388903 Plan No. 007

                  Schedule H, Line 4i - Schedule of Assets Held
                     for Investment Purposes At End of Year

                                December 31, 2001

                                                                      Description           Fair
              Identity of Issue                                      of Investment         Value
-------------------------------------------------------------  ---------------------   -------------
Key Trust Company of Ohio, N.A.

Common/Collective Fixed Income Funds:
      Victory DCS Money Market Fund                                            4,112    $     56,904
      Victory DCS Magic Fund                                                 252,912       3,857,307

Mutual Funds:
      Victory Stock Index Fund                                          72,491 units       1,233,075
      Victory Lifechoice Growth Fund                                     8,809 units          82,104
      Victory Lifechoice Moderate Investor Fund                         72,793 units         725,019
      Victory Lifechoice Conservative Investor Fund                      4,590 units          46,040
      AIM Value Fund                                                   197,613 units       2,148,052
      Franklin Small Cap Growth Fund                                    46,043 units       1,435,158
      Janus Twenty Fund Inc.                                            31,276 units       1,202,869
      Janus Overseas Fund                                               30,681 units         622,832
      PIMCO Total Return Fund                                           96,242 units       1,006,686

Common Stock:
      Greif Bros. Corporation *                                          2,042 units          67,284


Interest bearing cash                                                    2,559 units           6,637

Participant loans                                                Interest rate range
                                                                     8.25% to 9.5%           186,692
                                                                                        ------------

                                                                                        $ 12,676,659
                                                                                        ============

*        Indicates party-in-interest to the Plan.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               GREIF BROS. RIVERVILLE MILL
                                               EMPLOYEES RETIREMENT SAVINGS
                                               PLAN AND TRUST


Date: June 25, 2002                            By: /s/ Michael L. Roane
      -------------                                -----------------------------

                                               Printed Name: Michael L. Roane
                                                             -------------------

                                               Title: Plan Administrator
                                                      --------------------------

                           GREIF BROS. RIVERVILLE MILL
                   EMPLOYEES RETIREMENT SAVINGS PLAN AND TRUST
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2001


                                INDEX TO EXHIBITS

Exhibit No.      Description                         Page No.

    1            Consent of Ernst & Young LLP        Page 13